SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: February 2006

Saifun Semiconductors Ltd. (Exact name of registrant as specified in charter)

ELROD Building, 45 Hamelacha Street, Sappir Industrial Park, Netanya 42504, Israel (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

EXPLANATORY NOTE

        On February 15, 2006, Saifun Semiconductors Ltd. held a conference call entitled “Saifun Semiconductors Fourth Quarter 2005 Earnings Results Conference Call.” A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006	SAIFUN SEMICONDUCTORS LTD. BY: /S/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Transcript of conference call held on February 15, 2006, entitled “Saifun Semiconductors Fourth Quarter 2005 Earnings Results Conference Call.”